Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports third quarter 2022 results

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Leading advanced mobile and fibre networks delivered record 401,132 total broadband net customer activations — 224,343 mobile phone, 49,044 mobile connected devices; 89,652 retail Internet and 38,093 IPTV — up 50.3% y/y

●	3.2% consolidated revenue growth delivered 1.2% higher adjusted EBITDA[1] as $38 million in storm and inflationary cost pressures[2] absorbed in the quarter
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Net earnings of $771 million, down 5.2%, with net earnings attributable to common shareholders of $715 million, or $0.78 per common share, down 6.0%; adjusted net earnings[1] of $801 million generated adjusted EPS[1] of $0.88, up 7.3%

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Excellent wireless operating results: strong revenue and adjusted EBITDA growth of 7.4% and 7.8%, respectively; best-ever mobile phone net subscriber activations of 224,343, up 64.4%; lowest Q3 postpaid churn[3] rate of 0.90%; and 2.2% higher mobile phone blended ARPU[4]

●	Highest retail Internet net activations in 17 years, up 36.3% to 89,652, drove 8% residential Internet revenue growth; on track to complete 80% of broadband Internet buildout plan by end of 2022
●	Bell Media digital revenue[5] up 40% contributing to stable total media revenue as advertiser spending slows due to macroeconomic conditions
●	Reconfirming all 2022 financial guidance targets

MONTRÉAL, November 3, 2022 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2022.

“The Bell team’s continued excellence in executing on our strategy and customer-centric approach, combined with our leading networks has delivered strong results this quarter, firmly placing Bell in a solid competitive position as we head into the end of the year,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“We’re seeing clear demand from Canadians for differentiated fibre Internet services and fast, reliable wireless networks. We experienced over 400,000 net activations across our wireline and wireless networks, with our highest-ever number of total mobile phone net additions, and we also gained a significant share of Internet subscriber growth with over 95,000 new net fibre-to-the-home customers this past quarter, up 33% over last year and our best-ever result.

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses.

3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn.

4 Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on mobile phone blended ARPU.

5 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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The devastation of Hurricane Fiona underscored the role that our networks play in the daily lives of Canadians. The Bell team worked tirelessly in difficult conditions to restore service for those impacted – work that is still ongoing – and I want to recognize the Bell team members who were part of the recovery efforts. While the damage to our infrastructure was unprecedented, it reinforced that our accelerated capital investment program to build and expand reliable fibre and wireless networks across our footprint continues to be the right approach for our customers.”

KEY BUSINESS DEVELOPMENTS

Building the best networks

Bell expanded pure fibre Internet access to approximately 10,000 homes and businesses in Owen Sound, Ontario; approximately 40,000 in Barrie, Ontario and over 6,500 across 7 communities in rural Manitoba. Bell will work closely with governments on projects to support remote areas including building high-speed Internet connectivity and wireless capacity in three northern Manitoba communities with the CRTC Broadband Fund, and improving mobile connectivity for the Atikamekw First Nation of Wemotaci with the Universal Broadband Fund.

Offering customers the fastest speeds and increased service options

Bell was awarded fastest mobile network in Canada for the third consecutive year by PCMag in its 2022 Fastest Mobile Networks Canada report. PCMag also ranks Bell’s 5G network as fastest in the country. Bell Fibe Gigabit 8.0, with the fastest Internet speeds available in North America among major service providers, is now available in Toronto. The Bell Giga Hub with Wi-Fi 6E, the most advanced Wi-Fi technology, is now available for fibre-to-the-home customers throughout Ontario and Québec. Bell announced its intent to acquire Distributel to support the expansion of Internet services for consumers and businesses. The transaction is expected to close by the end of the year, subject to closing conditions, including regulatory approvals.

5G leadership and technology innovation

Bell launched its corporate venture capital initiative, Bell Ventures, to invest in early-stage and growth companies that harness the power of Bell’s networks to drive growth and adoption of advanced technological solutions. Bell expanded its 5G+ service in southern Ontario; 5G+ is also now available in Halifax, Nova Scotia, Moncton New Brunswick and St. John’s Newfoundland. Bell is on track to cover approximately 40% of the Canadian population by the end of 2022. Bell also continues to expand its 5G service, with availability in all 10 Canadian provinces.

Bell for Better: Better World, Better Communities

Bell was named the inaugural Greenhouse Gas (GHG) Reductions Champion by Clean50, a national sustainability organization, and also received a Top Project 2023 award from Clean50 for its solar-powered remote communication towers initiative. To mark Mental Illness Awareness Week, Bell Let’s Talk announced the 114 recipients of the 2022 Bell Let’s Talk Community Fund including Blue Door in East Gwillimbury, Ontario. Over $2 million was raised for mental health in Québec during the fourth Bal des Lumières event, co-chaired by Mirko Bibic. Bell donated $50,000 to the Canadian Red Cross to support humanitarian relief efforts in Pakistan and an additional $50,000 to the Canadian Red Cross to support recovery in Eastern Canada after Hurricane Fiona.

Delivering the most compelling content

Astral acquired Imagine Outdoor’s entire digital out-of-home advertising network in Alberta, bringing Astral’s total digital inventory in Alberta to 39 faces. TSN and RDS continue to deliver major league sports action, including 41 regular season games of the Toronto Raptors on TSN and TSN1050 radio in Toronto and 23 on RDS, and remain the exclusive television broadcast partner of the NFL in Canada. HBO’s House of the Dragon, the prequel to “Game of Thrones”

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based on George R.R. Martin’s “Fire and Ice” series, aired exclusively on Crave for Canadian audiences, and saw the biggest season finale audience since “Game of Thrones”. Three original French language Bell Media dramas, “La Confrérie”, “…Moi non Plus”, and “Une Affaire Criminelle”, have been sold in seven international territories. Noovo continues to gain momentum with market share of primetime viewership up 4% over Q3 2021, while Noovo.ca saw an increase in views of 23% for the fall season compared to last year.

BCE Q3 RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2022	Q3 2021	% change
BCE

Operating revenues	6,024	5,836	3.2%

Net earnings	771	813	(5.2%)

Net earnings attributable to common shareholders	715	757	(5.5%)

Adjusted net earnings	801	748	7.1%

Adjusted EBITDA	2,588	2,558	1.2%

Net earnings per common share (EPS)	0.78	0.83	(6.0%)

Adjusted EPS	0.88	0.82	7.3%

Cash flows from operating activities	1,996	1,774	12.5%

Capital expenditures[1]	(1,317)	(1,164)	(13.1%)

Free cash flow[1,2]	642	566	13.4%

“Bell’s Q3 financial results highlight our consistent execution excellence and leading asset mix across all Bell operating segments, which delivered strong consolidated revenue growth of 3.2%. Despite sizeable costs related to storms and inflationary pressures3 absorbed in the quarter, our disciplined approach in balancing market share growth and financial performance resulted in a respectable adjusted EBITDA increase of 1.2%” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada.

“Our strong overall performance was led by wireless, which grew service revenue and adjusted EBITDA by 7% and 7.8% respectively, reflecting our steadfast focus on higher-value subscriber acquisition, and continued robust residential Internet revenue growth of 8%. Although the advertising market was weaker this quarter due to the macroeconomic environment, total media revenue was stable year over year. This is a testament to Bell Media’s diversified asset mix, including a growing contribution from digital platforms, our breadth of programming and consistently high ratings for all our television properties.

BCE’s balance sheet remains very healthy with $3.5 billion of available liquidity4, which includes $583 million in cash, a high proportion of fixed-rate debt, a substantial pension solvency surplus across our major defined benefit plans, and relatively low cyclicality for the majority of our

1 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q3 2022 financial statements.

2 Free cash flow is a non-GAAP financial measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

3 Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses.

4 Available liquidity is a non-GAAP financial measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure

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revenues that helps to mitigate the financial impact of rising interest rates and macroeconomic uncertainty. With three quarters of favourable consolidated results already reported, and a competitive position that’s better than ever, we are on track to deliver on our 2022 financial guidance targets.”

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BCE operating revenue increased 3.2% over Q3 2021 to $6,024 million, comprised of 1.8% higher service revenue of $5,193 million and a 12.8% increase in product revenue to $831 million. This result was driven by strong wireless and residential Internet growth as well as higher year-over-year business wireline data equipment sales. Media revenue was unchanged compared to last year.

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Net earnings declined 5.2% to $771 million and net earnings attributable to common shareholders totalled $715 million, or $0.78 per share, down 5.5% and 6.0% respectively. The year-over-year decreases were driven mainly by higher other expense, reflecting net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation, higher depreciation and amortization expense, increased interest expense and higher year-over-year asset impairment charges. These factors were partly offset by lower income taxes due to the favourable resolution of uncertain tax positions, higher adjusted EBITDA, lower severance, acquisition and other costs, and a higher net return on post-employment benefit plans. Adjusted net earnings were up 7.1% to $801 million, delivering a 7.3% increase in adjusted EPS to $0.88.

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Adjusted EBITDA grew 1.2% to $2,588 million, reflecting a 7.8% year-over-year increase at Bell Wireless, partly offset by decreases of 1.2% and 15.3% at Bell Wireline and Bell Media respectively. This result included an increase in operating costs from the impact of storm-related costs due mainly to Hurricane Fiona, as well as continued inflationary pressures1 on fuel, utility and labour costs, which, in aggregate, totaled $38 million in Q3. BCE’s consolidated adjusted EBITDA margin[2] decreased 0.8 percentage points to 43.0% from 43.8% in Q3 2021, due to the aforementioned cost pressures, funding of very strong subscriber acquisition, and a year-over-year increase in low-margin product sales.

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BCE capital expenditures were $1,317 million, up 13.1% from $1,164 million in Q3 2021, corresponding to a capital intensity[3] of 21.9%, compared to 19.9% last year. Capital expenditures this quarter were focused mainly on the continued accelerated rollout of Bell’s wireline fibre and wireless 5G+ networks.

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BCE cash flows from operating activities increased 12.5% to $1,996 million compared to Q3 2021, reflecting lower cash taxes paid, reduced contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and higher adjusted EBITDA, partly offset by lower cash from working capital and higher interest paid.

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Free cash flow was $642 million, up 13.4% from $566 million in Q3 2021, as higher cash flows from operating activities, excluding acquisition and other costs paid, was partly offset by increased capital expenditures.

1 Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses.

2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

3 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

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Q3 OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue grew 7.4% to $2,466 million, driven by both higher service and product revenue.
●	Service revenue increased 7.0% to $1,769 million, the result of strong mobile phone and connected device subscriber base growth, and higher mobile phone blended ARPU.
●	Product revenue was up 8.6% to $697 million, mainly reflecting a greater sales mix of premium mobile phones.
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Wireless adjusted EBITDA increased 7.8% to $1,089 million with a margin increase to 44.2% from 44.0% in Q3 2021, driven by the flow-through of strong service revenue growth as operating costs grew 7.1%, due to higher cost of goods sold driven by increased product sales in the quarter, higher network operating costs from the continued deployment of our mobile 5G network and higher payments to other carriers driven by increased roaming volumes.

●	Bell added a record quarterly 224,343 net postpaid and prepaid mobile phone subscribers[1], 64.4% higher than 136,464 in Q3 2021.
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Postpaid mobile phone net subscriber activations totaled 167,798, our best-ever Q3 result, compared to 114,821 in Q3 2021. The significant 46.1% increase was the result of a 16.3% increase in gross subscriber activations, driven by greater retail store traffic compared to last year, continued 5G momentum, immigration growth, stronger business customer demand and an increased focus on bundling wireless service with Internet, as well as a 3 basis-point improvement in mobile phone customer churn to 0.90%.

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Bell’s prepaid mobile phone net subscriber activations were 56,545, up 161.3% from 21,643 in Q3 2021. The year-over-year increase was the result of 43.9% higher gross activations, reflecting greater market activity as retail stores were at full operation compared to last year, as well as increased immigration and travel to Canada, which also contributed to a higher customer churn rate of 4.58%, up from 4.15% in Q3 2021.

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Bell’s mobile phone customer base totalled 9,826,465 at the end of Q3 2022, a 5.1% increase over last year, comprising 8,915,270 postpaid subscribers, up 4.6%, and 911,195 prepaid customers, up 9.9% from last year.

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Mobile phone blended ARPU was up 2.2% to $60.76. The increase was attributable to higher year-over-year roaming revenue, driven by significantly greater international travel volumes with the lifting of COVID-related restrictions and higher roaming rates, as well as our ongoing focus on higher-value subscriber acquisition across all our postpaid and prepaid brands.

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Mobile connected device net activations grew 48.5% to 49,044 from 33,035 in Q3 2021, driven by increased demand for Bell IoT solutions, including connected car subscriptions, and fewer data device deactivations. Mobile connected device subscribers¹ totalled 2,347,371 at the end of Q3, an increase of 6.2% over last year.

Bell Wireline

●	Total wireline operating revenue increased 1.0% to $3,046 million, compared to Q3 2021.
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Wireline service revenue was down 0.4% to $2,907 million, due to ongoing declines in legacy voice, data and satellite TV services, higher customer acquisition and retention discounts, reduced sales of IP connectivity and business service solutions revenue[2]

1 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

2 Business service solutions revenues are comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

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attributable to delayed project spending by large enterprise customers because of continuing data equipment supply chain disruptions, and the sale of Createch on March 1, 2022. These impacts were largely offset by continued strong residential Internet revenue growth.
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Product revenue increased 46.3% to $139 million, driven by higher sales of data equipment to enterprise business customers, due mainly to timing of deals, and an easier year-over-year comparison as data equipment shortages began to intensify in Q3 2021.

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Wireline adjusted EBITDA was down 1.2% to $1,317 million, due to 2.8% higher operating costs, which together with a year-over-year increase in low-margin product sales contributed to a 1.0 percentage-point margin decline to 43.2%. The increase in operating costs this quarter was the result of unusually high storm-related costs, due primarily to Hurricane Fiona, and ongoing inflationary pressures[1] on fuel, utility and labour costs.

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Bell added 89,652 net new retail Internet subscribers[1], up 36.3% from 65,779 in Q3 2021. This represents our best quarterly result since Q3 2005, driven by the accelerated expansion of Bell’s fibre footprint, bundled service offerings and a more active back-to-school period compared to last year. Within Bell’s all-fibre footprint, retail Internet net subscriber activations were a record 95,036, up 33.2% over Q3 2021. Retail Internet subscribers totalled 4,067,039 at the end of Q3, up 6.6% from last year.

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Bell TV added 38,093 net new retail IPTV subscribers[2], up 20.4% from 31,641 in Q3 2021. This represents our highest quarterly result in four years, reflecting the success of our multi-brand customer segmentation approach, including standalone Fibe TV subscriptions and Fibe TV app streaming services, as well as more typical back-to-school market activity. At the end of Q3, Bell served 1,945,657 retail IPTV subscribers, a 5.0% increase compared to Q3 2021.

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Retail satellite TV net subscriber[2] losses were 27,240, up from 21,120 in Q3 2021, reflecting fewer gross activations and increased churn compared to last year when we experienced fewer customer deactivations due to less promotional offer intensity during COVID. Bell’s retail satellite TV customer base totalled 789,343 at the end of Q3, down 9.9% from last year.

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Retail residential NAS[2] net losses totalled 42,853, compared to 42,755 in Q3 2021. Bell’s retail residential NAS customer base totalled 2,164,151 at the end of Q3, a 7.5% decline compared to last year.

Bell Media

●	Media operating revenue of $719 million was unchanged compared to Q3 2021 as higher subscriber revenue was offset by lower year-over-year advertising revenue.
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Advertising revenue was down 2.3%, reflecting softer TV advertiser demand and a slow radio recovery from COVID due to the current macroeconomic backdrop. This was partly offset by improved year-over-year out of home performance as well as continued strong digital growth. Additionally, advertising revenue generated in Q3 2021 from the federal election, UEFA Euro Cup and Tokyo Summer Olympics did not recur this year.

●	Subscriber revenue increased 2.2%, due mainly to Crave streaming direct-to-consumer growth.
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Digital revenues were up 40%, the result of continued strong Crave direct-to-consumer growth and increased bookings from Bell Media’s strategic audience management (SAM) TV media sales tool. Total Crave subscriptions increased 7% from last year to approximately 3.1 million subscribers.

1 Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses.

2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

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CTV remained Canada’s most-watched English-language conventional network, benefitting from a strong primetime summer season to expand its lead with a 29% gain in audience market share in Q3 among A25-54. Bell Media’s English-language entertainment specialty channels also had a strong showing, finishing the 2021/2022 broadcast year with 5 of the top 10 channels among A25-54, including the top three spots for CTV Comedy, Discovery and CTV Drama. CTV Comedy ranked as the most-watched entertainment specialty channel in A25-54 for the fourth consecutive year.

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Noovo continued to gain viewership, outpacing its French-language conventional TV competitors with market share of primetime audiences up 4% among A25-54, while RDS remained Canada’s top-ranked French-language sports network in Q3.

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Adjusted EBITDA was down 15.3% to $182 million, resulting in a 4.6 percentage-point margin decline to 25.3%, due to the year-over-year decline in advertising revenue and a 6.5% increase in operating costs driven by the return this year to regular sports broadcast schedules and normalization of entertainment programming content deliveries.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.92 per common share, payable on January 16, 2023 to shareholders of record at the close of business on December 15, 2022.

OUTLOOK FOR 2022

BCE confirmed its financial guidance targets for 2022, as provided on February 3, 2022, as follows:

	2021 Results	2022 Guidance

Revenue growth	2.5%	1% – 5%

Adjusted EBITDA growth	3.0%	2% – 5%

Capital intensity[1]	20.7%	21%

Adjusted EPS growth	5.6%	2% – 7%

Free cash flow growth[1]	(11.0%)	2% – 10%

Annualized common dividend per share	$3.50	$3.68

For the full-year 2022, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower cash income taxes, will drive higher free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2022 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2022 results on Thursday, November 3 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 1128694#. A replay will be available until midnight on December 1, 2022 by dialing

1 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q3 2022 financial statements.

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1-800-408-3053 or 905-694-9451 and entering passcode 6266597#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q3 2022 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of

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severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q3 2022	Q3 2021

Net earnings attributable to common shareholders	715	757

Reconciling items:
Severance, acquisition and other costs	22	50
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	74	(61)
Net equity losses on investments in associates and joint ventures	-	-
Net gains on investments	-	-
Early debt redemption costs	-	-
Impairment of assets	21	-
Income taxes for above reconciling items	(31)	2
NCI for the above reconciling items	-	-

Adjusted net earnings	801	748

Available liquidity – Available liquidity is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

In Q3 2022, we updated our definition of available liquidity to exclude amounts available under committed credit facilities that may only be used for a pre-determined purpose given that such amounts are not for general use by our businesses. This update was made subsequent to a new committed non-revolving credit facility entered into in Q3 2022 that must exclusively be used to partly fund the expansion of our broadband networks as part of government subsidy programs. This change does not impact the available liquidity amounts previously presented.

We define available liquidity as cash, cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

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The following table is a reconciliation of cash to available liquidity on a consolidated basis.

($ millions)

	September 30, 2022	December 31, 2021

Cash[1]	583	289
Cash equivalents	150	-

Amounts available under our securitized receivables program[2]	700	400

Amounts available under our committed bank credit facilities[3]	2,099	2,789

Available liquidity[1]	3,532	3,478

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

1 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q3 2022 financial statements.

2 At September 30, 2022 and December 31, 2021, respectively, $700 million and $400 million was available under our securitized receivables program, under which we borrowed $1,600 million and $900 million as at September 30, 2022 and December 31, 2021, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

3 At September 30, 2022 and December 31, 2021, respectively, $2,099 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,022 million in U.S. dollars ($1,401 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at September 30, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

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($ millions)

	Q3 2022	Q3 2021

Cash flows from operating activities	1,996	1,774

Capital expenditures	(1,317)	(1,164)

Cash dividends paid on preferred shares	(27)	(31)

Cash dividends paid by subsidiaries to NCI	(11)	(13)

Acquisition and other costs paid	1	-

Free cash flow	642	566

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

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The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q3 2022	Q3 2021
Net earnings	771	813
Severance, acquisition and other costs	22	50
Depreciation	914	902
Amortization	267	245
Finance costs
Interest expense	298	272
Net (return) interest on post-employment benefit plans	(13)	5
Impairment of assets	21	-
Other expense (income)	130	(35)
Income taxes	178	306

Adjusted EBITDA	2,588	2,558

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customers or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2022 annualized common share dividend, our network deployment plans and anticipated capital expenditures, the expected completion of the proposed acquisition of Distributel and the benefits expected to result therefrom, Bell Ventures’ planned investments in early-stage and growth companies, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future

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performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 3, 2022 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 3, 2022. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. As almost all public health restrictions in Canada have been lifted, pandemic-related effects on consumer demand are assumed to have dissipated. In addition, we have assumed:

●	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 3.25% in 2022, representing a decrease from the earlier estimate of 3.5%
●	Elevated consumer price index (CPI) inflation as the demand for goods and services is outpacing the economy’s ability to supply them
●	Tight labour market
●	Slowing household spending growth as higher interest rates weigh on disposable income
●	Slowing business investment growth due to higher financing costs, softening demand and moderating capacity constraints
●	Higher interest rates
●	Higher immigration
●	The conflict between Russia and Ukraine affecting the Canadian economy through elevated food and gasoline prices
●	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration

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●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors
●	The current advertising market is adversely impacted due to economic uncertainty resulting from inflationary pressures, increasing risk of recession and ongoing supply chain challenges
●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Continued strong competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

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●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, as well as direct-to-consumer (DTC) subscriber growth

●	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming
●	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2022:

●	An estimated post-employment benefit plans service cost of approximately $255 million
●	An estimated net return on post-employment benefit plans of approximately $50 million
●	Depreciation and amortization expense of approximately $4,700 million to $4,750 million
●	Interest expense of approximately $1,125 million to $1,175 million, instead of $1,075 million to $1,125 million
●	Interest paid of approximately $1,175 million to $1,225 million, instead of $1,125 million to $1,175 million
●	An average effective tax rate of approximately 25%, instead of 27%
●	NCI of approximately $60 million
●	Contributions to post-employment benefit plans of approximately $150 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 911 million
●	An annual common share dividend of $3.68 per share

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Assumptions underlying expected reductions in contributions to our defined benefit pension plans

Our forward-looking statements are also based on the following principal assumptions underlying expected reductions in contributions to our defined benefit pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on November 3, 2022, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2022 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2022 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the adverse effects of the COVID-19 pandemic, including from the restrictive measures implemented or to be implemented as a result thereof, and the adverse effects of the conflict between Russia and Ukraine, including from the economic sanctions imposed or to be imposed as a result thereof, and supply chain disruptions resulting therefrom; adverse economic and financial market conditions, including from inflationary pressures, rising interest rates, increasing risk of recession, the COVID-19 pandemic and the conflict between Russia and Ukraine; a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of over-the-top (OTT) TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, which risk may be exacerbated by the conflict between Russia and Ukraine, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing,

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maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network failures; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our environmental, social and governance (ESG) targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2021 Annual MD&A dated March 3, 2022 (included in BCE’s 2021 Annual Report) and BCE’s 2022 First, Second and Third Quarter MD&As dated May 4, 2022, August 3, 2022 and November 2, 2022, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access,

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research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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